Filed Pursuant to Rule 424(b)(3)
Registration No. 333-193568

PROSPECTUS SUPPLEMENT

(To Prospectus Dated February 10, 2014)

CHARTER COMMUNICATIONS, INC. AND CCO HOLDINGS, LLC

Offer to Exchange

$500,000,000 Principal Amount of 5.250% Senior Notes due 2021 and $500,000,000 Principal Amount of 5.750% Senior Notes due 2023 of CCO Holdings, LLC and CCO Holdings Capital Corp. which have been registered under the Securities Act of 1933 for any and all outstanding 5.250% Senior Notes due 2021 and 5.750% Senior Notes due 2023 issued by CCO Holdings, LLC and CCO Holdings Capital Corp. on March 14, 2013

This prospectus supplement amends and supplements the previously distributed prospectus dated February 10, 2014, which we refer to as the original prospectus, and the related letter of transmittal.

This prospectus supplement contains important changes and should be read carefully and in its entirety in conjunction with the original prospectus and the related letter of transmittal. Except as modified by this prospectus supplement, the terms and conditions set forth in the original prospectus remain applicable to the exchange offer in all respects.

You should carefully consider the risk factors beginning on page 12 of the original prospectus before deciding whether or not to participate in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the original prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 14, 2014.

The section “Summary—The Exchange Offer—Accrued Interest of the New Notes and Original Notes” on page 6 of the original prospectus is deleted in its entirety and replaced with the following:

Accrued Interest on the New Notes and Original Notes	The new notes will accrue interest from the last interest payment date on which interest was paid on the original notes or, if no interest has been paid on the original notes, from the date of original issue of the original notes.

The section “Summary—Summary Terms of the New Notes—Maturity” on page 8 of the original prospectus is deleted in its entirety and replaced with the following:

Maturity	The 2021 Notes will mature on March 15, 2021. The 2023 Notes will mature on September 1, 2023.

The section “Summary—Summary Terms of the New Notes—Interest Payment Dates” on page 8 of the original prospectus is deleted in its entirety and replaced with the following:

Interest Payment Dates	March 15 and September 15 of each year, beginning on March 15, 2014, with respect to the 2021 Notes and March 1 and September 1 of each year, beginning on September 1, 2014, with respect to the 2023 Notes.

Completed letters of transmittal and any other documents required in connection with surrenders of original notes for conversion should be directed to the exchange agent at the address set forth below. Any requests for assistance in connection with the exchange offer or for additional copies of this exchange offer prospectus or related materials should be directed to the information agent at the address or telephone numbers set forth below. A holder may also contact such holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the exchange offer.

The exchange and information agent for the exchange offer is:

The Bank of New York Mellon Trust Company, N.A.

c/o Bank of New York Mellon Corporation

Corporate Trust Operations

Reorganization Unit

111 Sanders Creek Parkway

East Syracuse, N.Y. 13057

Attn: Christopher Landers

Facsimile Transmission: (732) 667-9408

Confirm by Telephone: (315) 414-3362